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                              June 11, 2024

       Hok Wai Alex Ko
       Chief Executive Officer
       PS International Group Ltd.
       Unit 1002, 10/F
       Join-in Hang Sing Centre
       No.2-16 Kwai Fung Crescent, Kwai Chung
       New Territories, Hong Kong

                                                        Re: PS International
Group Ltd.
                                                            Registration
Statement on Form F-4
                                                            Filed May 30, 2024
                                                            File No. 333-279807

       Dear Hok Wai Alex Ko:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our May 17, 2024 letter.

       Registration Statement on Form F-4

       Unaudited Pro Forma Condensed Combined Financial Information, page 152

   1. We note you provided unaudited interim financial statements for AIB Acquisition Corp as of and for the
quarterly period ended March 31, 2024 on pages F-26 to F-49 of the Form
                                                        F-4. Please explain to
us how you considered revising your pro forma financial
                                                        statements to include
the financial information for this interim period. Further, please tell us your intentions
regarding the inclusion of updated interim financial statements for PSI
                                                        Group Holdings Ltd in
future filings.
       Exhibits

   2. Please have counsel revise its opinion in Exhibit 5.1 to remove the assumptions in
                                                        Sections 2(g) and (h).
It is not appropriate for counsel to include in its opinion
 Hok Wai Alex Ko
PS International Group Ltd.
June 11, 2024
Page 2
       assumptions that assume any of the material facts underlying the opinion. Refer to Section
       II.B.3.a of Staff Legal Bulletin No. 19.
General

3.     We note your revised disclosure in response to prior comment 4 states
that Nasdaq   s
       initial listing requirements to list its securities on Nasdaq is a condition to the Closing.
       Please revise to clarify if such condition is waivable. Please also update your disclosure to advise if AIB requested in writing that the Counsel review the Panel s decision within
       15 days of the date of the Notice on May 7, 2024.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Gus Rodriguez at 202-551-3752 or Mark Wojciechowski at 202-551-3759
if you have questions regarding comments on the financial statements and related matters. Please contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any other questions.



                                                              Sincerely,
FirstName LastNameHok Wai Alex Ko
                                                              Division of
Corporation Finance
Comapany NamePS International Group Ltd.
                                                              Office of Energy
& Transportation
June 11, 2024 Page 2
cc:       Will Cai
FirstName LastName